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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended October 2,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 6,986	$ 7,506	$ 7,942	$ 6,628	$ 6,723	$ 6,238
Fixed charges	326	513	524	271	281	232
Less:
Capitalized interest, net	(3)	(7)	(12)	(10)	(3)	(1)
Equity (income) loss, net of dividends	(428)	1,128	(452)	124	(446)	(476)

Adjusted earnings	$ 6,881	$ 9,140	$ 8,002	$ 7,013	$ 6,555	$ 5,993

FIXED CHARGES:
Gross interest incurred	$ 274	$ 445	$ 468	$ 230	$ 243	$ 197
Interest portion of rent expense	52	68	56	41	38	35

Total fixed charges	$ 326	$ 513	$ 524	$ 271	$ 281	$ 232

Ratios of earnings to fixed charges	21.1	17.8	15.3	25.9	23.3	25.8

As of October 2, 2009, the Company was contingently liable for guarantees of indebtedness owed by third parties in the amount of approximately $217 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES